CHINA INFRASTRUCTURE INVESTMENT CORPORATION
Room D, 2F, Building 12, Xinxin Huayuan, Jinshui Road
Zhengzhou, Henan Province
The People’s Republic of China

June 3, 2009
Via Fax & EDGAR

David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	China Infrastructure Investment Corporation (the “Company”)
Form 10-K for the year ended June 30, 2008
File No. 001-34150

Dear Mr. Humphrey:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated May 18, 2009 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the year ended June 30, 2008 (the “Annual Report”). Our responses to the Comment Letter are as follows:

COMMENT 1:  Note 11 – Deferred Revenue

Refer to your response to our previous comment 14.  Please revise your disclosure to indicate that you are recognizing rental income over the 30 year life of the rental agreement, and not the 27 year life remaining on the land-use rights, and that you have calculated the difference, and you do not consider it to be material.  Further, please continue to perform this analysis at each reporting date using both a rollover and iron curtain approach, in accordance with SAB 108.  Your disclosure should be based on the results of such analysis at each reporting date.

RESPONSE:
We have revised our disclosure to indicate that we recognized rental income over a 30 year period (the life of the rental agreement). We have calculated the difference between the above referenced 30 year period and 27 year period and, based on our calculation, we do not consider such difference to be material in the present instance. We will continue to perform this analysis at each reporting date using both a rollover and iron curtain approach, in accordance with SAB 108.

COMMENT 2:  Note 11 – Deferred Revenue

Refer to your response to our prior comment 15.  Please tell us more about your accounting methodology with respect to deferred revenue. In this regard,  we understand that you received approximately $5.4 million in cash in 2006 as an advance payment of a 30 year rental fee.  We also understand that you will not receive any additional payments over the course of the thirty year rental term.  If our understanding is correct, it appears that approximately 3.3 percent of the 5.4 million in deferred revenue would be recognized each period.  Interest income would first be recognized at an imputed rate of 8%.  The remainder of each annual payment would be allocated to rental income.  In other words, it appears that only the discounted value of the $5.4 million prepayment should be recognized as rental income over the thirty year period.  If our understanding of the initial facts is not correct, please explain how actual facts differ from our understanding.  If our understanding is accurate, but you believe that your present method of accounting is correct, please provide additional support for your conclusion.  In addition, please tell us why it is appropriate for a licensor/lessor to recognize interest expense rather than interest income on an advance payment.  Finally, please tell us how rental income is classified in your income statement.

David R. Humphrey
U.S. Securities and Exchange Commission
June 3, 2009

RESPONSE:
According to our agreement with Petro China Company Limited (“PCCL”), we agreed to receive an advance approximately equal to a 30 year rental fee, from the counterparty. A discounted total rental fee was agreed to since PCCL paid 30 years’ rental up front. Therefore, interest expense was recognized. The total advance of approximately US$5.4 million represented the present value of the undiscounted total rental fee if we received it in an annualized basis over the 30 year period at an 8% estimated imputed interest rate. Therefore, we recognize the undiscounted annual rental fee as rental income which is approximately $600,000 each year, and calculate the discount at 8% which is reflected as interest expense.

Since the Company’s main business is the operation of the Pingling Expressway, we classified the above mentioned rental income as “Other income” in our consolidated financial statements.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosures in the Annual Report, (b) the Commission’s comments, or changes to our disclosures in response to the Commission’s comments, do not foreclose the Commission from taking any action with respect to the Annual Report, and (c) the Company may not assert the Commission’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Clayton E. Parker, Esq. at 305.539.3300.

Please also fax any further comments to the attention of Mr. Parker at 305.358.7095. Thank you very much for your consideration of this response.

Sincerely,

CHINA INFRASTRUCTURE INVESTMENT CORPORATION
/s/ Zhang Chunxian
Zhang Chunxian
Chief Financial Officer